October 14, 2010

Via EDGAR (Correspondence)

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re: ENERSIS S.A.

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed June 11, 2010

File No. 1-12440

Dear Mr. Owings:

By letter dated September 1, 2010, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (“Form 20-F”).  In response to your comments and on behalf of the Company, we have provided responses to those comments and supplemental information as indicated below.  The text set forth in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 4.  Information on the Company, page 19

Capital Investment Program, page 21

SEC Comments

1.      Please describe and provide your capital expenditures for the last three financial years.  For example, please:

•      disclose and describe the amount invested in capital expenditures for 2007; and

•      describe how the Ch$ 504 billion in total capital expenditures for your electricity distribution in 2008 and Ch$ 364 billion in total capital expenditures for your electricity generation / transmission was allocated.

Please see Items 4.A.5 and 4.A.6 of Form 20-F.

Response

We understand that as first time adopters of IFRS as issued by IASB, in accordance with SEC Release #33-8779 (Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with IFRS without reconciliation to U.S GAAP), we are permitted to present the financial statements for the two most recent fiscal years.  Therefore, the amended disclosure does not include financial information, including information regarding capital expenditures, for 2007.

Please see “Item 4. Information on the Company —A.  History and development of the company —Capital Investment Program” of Form 20-F/A.  This section has been expanded generally to provide enhanced disclosure.

D. Property, Plants and Equipment, page 66

Property, Plants and Equipment of Generating Companies, page 66

SEC Comments

2.      For your Projects under Development, please disclose an estimate of the amount of expenditures including the amount of expenditures already paid and a description of the method of financing.  If known and where it has already been provided, please disclose the completion date the project. Please see Item 4.D. of Form 20-F.

Response

Please see “Item 4. Information on the Company —D. Property, plants and equipment” of Form 20-F/A.  This section has been revised to include information related to the projects under development, including an estimate of the amount of expenditures, the amount of expenditures already paid, a description of financing and an estimated completion date.

Additionally, Item 4 also contains enhanced disclosure similar to what was included in response to the Staff’s comment letter to Endesa Chile dated September 1, 2010 relating to its Form 20-F for the Fiscal Year Ended December 31, 2009.  In particular, in “Item 4. Information on the Company —A. History and development of the company —Recent developments” we include information regarding the delay we will experience in construction of Bocamina II, the amount of damage to the facility and our expected losses due to the damage.  Also, in “Item 4. Information on the Company —B. Business overview” we include a breakdown of our revenues by category of activity and geographical market and a cross-reference to the information in the financial statements.

Item 5.  Operating and Financial Review and Prospects, page 75

A.            Operating Results, page 75

SEC Comments

3.      We note your statements in the third to last paragraph on page 82 that El Chocon’s revenues increased by 47.9% mainly due to the 95% increase in physical sales.  However, the table at the top of page 81 states physical sales between 2008 and 2009 in El Chocon increased 61.4%.  Similarly, we note your statement in the third to last paragraph on page 82 that Costanera’s decline in operating revenues is explained in part by lower physical sales, which declined 4.0% to 8,172 GWh.  The table on page 80 states

Costanera’s decline in operating revenue was 3.0% or 8,284 GWh.  Please clarify or revise.

Response

Please see “Item 5. Operating and Financial Review and Prospects —A. Operating results —Operating Revenues” of Form 20-F/A.  This section has been revised to include corrected information.

B.            Liquidity and Capital Resources, page 87

SEC Comments

4.      We note you have provided a discussion focusing on your liquidity and capital resources from a financial as opposed to accounting perspective.  We further note for the purpose of financial covenant certifications you rely on accounting information.  Please revise or explain to us why management believes the presentation provides useful information for investors and how your discussion and reconciliation of initial cash to final cash on page 88 complies with Item 5 and related instructions requiring a discussion focused on the primary financial statements.  In this regard, for example, we also note final cash does not equal the ending balance of cash and cash equivalents as presented on page F-15 and the items discussed do not readily correlate to the line items included in your consolidated statements of cash flows in Chilean pesos.

5.      Please tell us what consideration was given to providing the financial perspective presentation as a supplement to a discussion focused on your consolidated statements of cash flows reconciling amounts included in your presentation of sources and uses of cash on page 88 to the most comparable GAAP measures as set forth in Item 10(e) of Regulation S-K.

Response

Please see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources” of Form 20-F/A. This section has been revised to disclose the following:

•      An explanation of why Endesa Chile’s management believes that the presentation from a financial perspective as opposed to an accounting perspective provides useful information to investors.

•      The Consolidated Cash Flow using an accounting perspective, in accordance with the Cash Flow presented on page F-15 and in compliance with the instructions to Item 5, which require a discussion focused on the primary financial statements.

•      A reconciliation of final cash between an accounting perspective and a financial perspective.

SEC Comments

6.      We note for the twelve-month period ended December 31, 2009, you received $ 481.9 million of dividends from Chilean subsidiaries and $ 147.8 million of dividends from foreign subsidiaries.  We further note that for the twelve-month period ended

December 31, 2008, you received $ 264.4 million of dividends from Chilean subsidiaries and $ 65.7 million of dividends from foreign subsidiaries.  Given your statement in the fourth paragraph on page 93 that “[p]ayment of dividends and distribution by [y]our subsidiaries and affiliates represents[s] an important source of funds…” and your risk factors discussion on pages 16-17, please disclose what accounted for the variance in dividends received from subsidiaries between 2008 and 2009. Please see Item 5.B.1.b of Form 20-F.

Response

For 2009, we identified and corrected duplicated entries in sources and uses, which made 2009 figures not comparable to 2008. Thus, the correct amount of dividends received during 2009 should have been reported as $ 521.4 million, instead of $ 629.7 million as previously disclosed in the Form 20-F.  The amounts of dividends have been revised in the Form 20-F/A.

If measured in U.S. dollars, our dividends increased by 57.0%, but this increase reflects a 20.3% variation in the exchange rate between the Chilean peso and the U.S. dollar.  If measured in Chilean Pesos, dividends increased by 25.1%.  Most of this increase can be explained by dividends received from Endesa Chile, Chilectra and Endesa Brasil:

•      Our ownership in Endesa Chile remained unchanged during 2009 while its Net Income increased by 44.8% and the dividends we received increased by 9.8%; in both cases, the figures are measured in Chilean pesos.

•      Our ownership in Chilectra remained unchanged during 2009 while its Net Income decreased by 14.1% and the dividends we received increased by 12.9%; in both cases, the figures are measured in Chilean pesos.

•      Our ownership in Endesa Brasil increased from to 20.55% in 2008 to 22.93% in 2009 while its Net Income increased by 22.1% and the dividends we received increased by 120.5%; in both cases, figures measured in Chilean pesos.

D.  Trend Information, page 94

SEC Comments

7.      Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonable likely to have, a material impact or result in your liquidity decreasing or increasing in any material way.  In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

•     economic or industry-wide factors relevant to your company, and

•     material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note your disclosure on pages 14 and 15 that you are subject to refinancing risk and debt covenants which could impact your liquidity as well as your disclosure on page 93 that you estimate capital expenditures to amount to $ 5,846 million for 2010-2014.  Please discuss how your debt agreements and estimated capital expenditures may impact your liquidity or capital resources decreasing or increasing in any material way.  We reissue comment one in our letters dated September 24, 2008 and November 25, 2008.  Please see Item 5.D. of Form 20-F.

Response

Please see “Item 5. Operating and Financial Review and Prospects —D. Trend information” of Form 20-F/A.  This section has been revised to elaborate on known material trends and uncertainties and to discuss the quality and variability of our earnings and cash flows.  In addition, this section has been revised to include a discussion of the main economic and industry-wide factors relevant to our company in the context of trends as well as material opportunities, challenges and risks, and the actions we are taking to address them.

F.  Tabular Disclosure of Contractual Obligations, page 95

SEC Comments

8.      We note your disclosure in footnote three to your table of contractual obligations that you have Ch$ 29,034 billion in total purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts and other services.  Please enhance your disclosure of the types of operating and maintenance contracts and other services included in these purchase obligations.

Response

Please see “Item 5. Operating and Financial Review and Prospects —F. Tabular disclosure of contractual obligations” in Form 20-F/A.  This section has been revised to include enhanced disclosure relating to the types of operating and maintenance contracts and other services included in the referenced purchase obligations.

Item 6.  Directors, Senior Management and Employees, page 96

A.  Directors and Senior Management, page 96

SEC Comments

9.      Please provide the information required by Item 6.A of Form 20-F for Ms. Alba Marina Urrea.  We note Item 6.A of Form 20-F does not limit disclosure to prior financial years.

Response

Please see “Item 6. Directors, Senior Management and Employees —A. Directors and senior management” in Form 20-F/A, which has been revised to provide information required under Item 6.A for Ms. Alba Marina Urrea.

B.  Compensation, page 99

SEC Comments

10.    Please disclose the total amounts you have set aside or accrued to provide pension, retirement or similar benefits for your executive officers.  Please see Item 6.B.2 of Form 20-F.

Response

Please see “Item 6. Directors, Senior Management and Employees —B. Compensation” in Form 20-F/A.  This section has been revised to include information regarding pension, retirement or similar benefits for our executive officers.

Additionally, Item 6 also contains enhanced disclosure similar to what was included in response to the Staff’s comment letter to Endesa Chile dated September 1, 2010 relating to its Form 20-F for the Fiscal Year Ended December 31, 2009.  In particular, in “Item 6. Directors, Senior Management and Employees —A. Directors and senior management” we include information required under Item 6.A for Messrs. Rafael Fernández M. and Leonidas Vial E.

Item 7.  Major Shareholders and Related Party Transactions, page 105

A.  Major Shareholders, page 105

SEC Comments

11.    We note that as of March 31, 2010, you have 7,933 stockholders of record for your common stock.  Please provide the portion of your common stock held in the United States and the number of record holders in the United States.  Please see Item 7.A.2 of Form 20-F.

Response

Please see “Item 7. Major Shareholders and Related Party Transactions —A. Major shareholders” in Form 20-F/A.  This section has been revised to include information regarding the number of record holders in the United States and our explanation as to the portion of our common stock held in the United States.

Additionally, Item 7 also contains enhanced disclosure similar to what was included in response to the Staff’s comment letter to Endesa Chile dated September 1, 2010 relating to its Form 20-F for the Fiscal Year Ended December 31, 2009.  In particular, in “Item 7 - Major Shareholders and Related Party Transactions —A. Major shareholders”, we include an additional statement regarding disclosure that our major shareholder has no different voting rights than other shareholders.

Item 8.  Financial Information, page 107

Legal Proceedings, page 107

SEC Comments

12.    We note your statement on page 107 that you consider it “unlikely that any loss associated with pending lawsuits will significantly affect the normal development of [y]our business”.  Given the extent of litigation set forth on pages F-93 to F-98, please tell us why you believe any loss associated with any pending lawsuits will not affect the normal development of your business.

Response

Management has carefully assessed each of the legal proceedings to which ENERSIS S.A. (“Enersis” or the “Company”) is party, as well as material legal proceeding of its subsidiaries.

After a detailed examination, management has determined that the only material legal proceeding involving the company is the arbitration proceeding against the Argentine State before the CIADI, the International Centre for Settlement of Investment Disputes (“ICSID” in its English acronym).  Such arbitration proceeding, currently suspended, was filed by the Company and some of its subsidiaries, requesting, among other things, the declaration of expropriation of investments in Edesur as a consequence of the Argentine Public Emergency and Exchange Regime Reform (enacted in 2002), and payment of damages for such cause.  The outcome of this proceeding represents only an upside for the Company and its subsidiaries, in case damages were to be awarded, and would not affect the normal development of the Company’s business adversely.

Regarding material legal proceeding to which the Company’s subsidiaries are parties to, management has assessed the probability of losing such proceedings, the realistic amounts involved in each of them, the impact of eventual outcomes on Enersis, and the relevance of such subsidiaries in the context of the consolidated assets of Enersis, taken as a whole.  As a result of such evaluation, the Company has determined that, notwithstanding the relevant amounts involved in some of the current material pending lawsuits of its subsidiaries, none of them has the capacity to affect the normal development of Enersis’ business.

Item 15.  Disclosure Controls and Procedures, page 130

SEC Comments

13.    We note your disclosure indicates that your disclosure controls and procedures “are designed to provide reasonable assurance of achieving their control objectives…”  In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response

Please see “Item 15. Disclosure Controls and Procedures” in the Form 20-F/A.  This section has been revised to provide the disclosure requested to be included in future filings on Form 20-F.  In addition, we confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Item 18.  Financial Statements.

Reports of Independent Registered Public Accounting Firms

SEC Comments

14.    The reports on pages F-1 and F-3 do not reflect a signature of your independent registered public accounting firm.  Please revise to provide an electronically signed report in accordance with Rule 302(a) of Regulation S-T.

Response

Please see the Reports of Independent Registered Public Accounting Firms in the Form 20-F/A, which has been revised to include electronic signatures.

SEC Comments

15.    We note your independent registered accountant’s report on page F-4 does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB.  Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Response

Please see the Report of Independent Registered Accounting Firm in the Form 20-F/A, which now includes an opinion that the financial statements comply with IFRS as issued by the IASB.

Consolidated Statements of Cash Flows, page F-14

SEC Comments

16.    We note you have included a reconciliation of net income to operating income. Please revise your presentation to reflect cash generated from operations and net cash flows from operating activities consistent with IAS 7. Please refer to the indirect method example under paragraph three of Appendix A of IAS 7.

Response

We respectfully disagree with the position expressed by the Staff.  We believe that the way our “Net Cash Flows Provided by (used in) Operating Activities” is presented, in all material aspects, complies with the information requirements defined as per IAS 7, “Statement of Cash Flow.”

Furthermore, Enersis’s financial statements, including its consolidated statements of cash flows, have been prepared based on the XBRL taxonomy for IFRS for 2006, prepared by IFRS Foundation, with advice from IASB.

SEC Comments

17.    The line item entitled “Share of the (profit) loss of associates…” states the amounts reflected are net of cash distributions received.  Please refer to paragraph 31 of IAS 7, which indicates dividends received should be presented on a gross basis.  While it appears the actual profit of your associates is presented gross based on your disclosure in Note 13 on page F-56, it is not clear if the dividends paid have also been presented separately.  Please reconcile the amount of dividends received from your associates on page F-56 to gross amounts presented in your consolidated statements of cash flows and revise the description of the item line appropriately.

Response

Please see Consolidated Statements of Cash Flows in the Form 20-F/A.

We have amended the title of the item mentioned by deleting “net of cash distributions received”.  It now reads as follows: “Share of the (profit) loss of associates account for using the equity method.”  Furthermore, we have amended the table included in Note 13.1 a) by changing “dividends received” to “dividends declared”.

Regarding the reconciliation of the amount of dividends declared from associate companies as shown on page F-57 and gross amounts received presented in the Consolidated Statement of Cash Flows, we note that the differences arise from the different exchange rates used for each accounting record.  In the investment in associates, we use the exchange rate prevailing at the time of declaring the dividend, and for cash flow purposes, we use the exchange rate prevailing on the date the dividend is received.

SEC Comments

18.    The line entitled “Other investment disbursements” comprises a significant portion of your net cash flows used in investing activities.  Please revise to segregate the material components currently aggregated.  Further, please advise us or revise to separately disclose your acquisition of the additional ownership interests in Edegel and Edelnor as disclosed in Note 25.7.  Please refer to paragraph 39 to 42B of IAS 7.

Response

Please see Consolidated Statements of Cash Flows in the Form 20-F/A.  We have segregated the amounts of the acquisitions of additional ownership interest in Edegel and Edelnor.

Note 2.  Basis of Presentation of the Consolidated Financial Statements, page F-20

2.5 Basis of consolidation and business combinations, page F-22

SEC Comments

19.    Please clarify for us and your disclosures in plain English the meaning of “global integration method.”  Please confirm that the “global integration method” used to consolidate your subsidiaries is consistent with and complies with IAS 27.

Response

Please see Note 2.5 of the Financial Statements in the Form 20-F/A.  This note has been revised by replacing “global integration method” with clearer language.  Further, other references to “global integration method” have been modified in the rest of the Form 20-F/A.  We confirm that the consolidation process is conducted in compliance with IAS 27.

Note 10.  Non-Current Assets and Disposal Groups Held for Sale, page F-54

SEC Comments

20.    Please tell us what consideration you gave to providing the disclosure as required by paragraph 33 of IFRS 5 for discontinued operations.

Response

For the transaction in question, the Company considered the disclosures in paragraph 41 of IFRS 5, with respect to group assets classified as held for sale, and not the disclosures required in paragraph 33, with respect to discontinued operations.  The assets and disposal groups held for sale do not represent a line of business or geographical area that is significant, nor was it purchased solely for the purpose of resale.

Furthermore, we considered in our assessment that the assets, revenues and operating income of our subsidiary CAM, represented only 0.7%, 1.3% and 0.0001% respectively, of Enersis’ consolidated balances of 2009.

Note 15.  Property, Plant and Equipment, page F-62

SEC Comments

21.    Please revise to disclose the useful lives or depreciation rates used for each class of property, plant and equipment. We note your disclosure of long-lived assets’ useful lives on page F-25 based on a different but broader functional groupings. Please refer to paragraph 73 of IAS 16.

Response

Please see Note 3 a) of the Financial Statements in the Form 20-F/A.  This note has been revised to disclose the useful lives used for each class of property, plant and equipment.

Note 18.  Interest-Bearing Loans, page F-68

SEC Comments

22.    We note your disclosure on page 125 within Interest Rate Risk that you modified your policy regarding debt linked to inflation stating that since 2009 this debt is considered variable rate debt increasing its corresponding total amount.  Please explain to us how the policy change increases the corresponding total amount including the amount of the adjustments when you changed your policy and where you have disclosed the change, if appropriate, in accordance with IAS 8.

Response

Regarding our disclosure on page 125, we mention that this change corresponds to how debt is presented, as ‘fixed debt’ or ‘variable debt’ in the tables, and it does not represent a change in accounting policy. For purpose of clarity, we have modified the disclosure.

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk —Interest rate risk” of Form 20-F/A.

Note 40.  Adoption of international Financial Reporting Standards, page F-129

SEC Comments

23.    We note on your disclosure that you adopted January 1, 2004 as the date of transition to IFRS.  We also note January 1, 2008 is the beginning of the earliest period for which you have presented full comparative information under IFRS and you have provided an opening IFRS statement of financial position as of January 1, 2008.  Please revise to clarify your date of transition to IFRS and the date of adoption of IFRS.  Please refer to paragraph six and Appendix A of IFRS 1.

Response

Please see Note 40 to the Financial Statements in the Form 20-F/A.  This note has been revised in order to improve the explanation of the IFRS adoption process made by Enersis.

SEC Comments

24.    You disclose IFRS 3 was not applied retrospectively to business combinations that occurred before January 1, 2004 based on the exemption allowed under IFRS 1.  If you elected to restate business combinations occurring from January 1, 2004 to January 1, 2008 pursuant to paragraph 13(a) of IFRS 1, please revise your disclosure to clarify this fact stating also whether you have applied IAS 27 from January 1, 2004 or explain to us the basis of your presentation.

Response

We have applied the exemption allowed by IFRS 1 and we have not retrospectively applied IFRS 3 (2003) for business combinations prior to January 1, 2004.  Starting in 2010, we have begun to jointly apply IFRS 3 (2008) and IAS 27 (2008).

We have amended Note 40 “Adoption of International Financial Reporting Standards,” in order to improve the explanation of the IFRS adoption process made by Enersis. Please also see our response to comment 23.

SEC Comments

25.    Please revise to clarify your application of the exemption for cumulative translation differences.  We note the opening translation reserve balance at January 1, 2008. In this regard, if you elected to recognize all translation differences that existed at the date of transition to IFRS, please explain to us why the beginning translation reserve is not reset to zero. Please refer to Appendix D, paragraphs D12 and D13 of IFRS 1.

Response

Accumulated foreign currency translations are considered as zero as of January 1, 2004, as a consequence of applying the exemption allowed by IFRS 1.  The foreign currency translations cumulated from January 1, 2004 to December 31, 2007, were determined according to IAS 21, and they are presented as opening translation reserve balance as of January 1, 2008.

We have amended Note 40 “Adoption of International Financial Reporting Standards,” in order to improve the explanation of the IFRS adoption process made by Enersis.  Please also see our response to comment 23.

Exhibits 12.2 and 12.2

SEC Comments

26.  Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required.  The term “company” should be replaced with “registrant” in paragraphs three, four and five as well as parts (a), (c) and (d) of paragraph four and parts (a) and (b) of paragraph five.  The phrase “…period covered by the annual report…” should be replaced with “…registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)…” Please confirm in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Response

We respectfully submit that Item 601(b)(31) of Regulation S-K is not applicable to the Enersis Form 20-F.

Item 601(a)(1) of Regulation S-K states: “Subject to Rule 411(c) (§230.411(c) of this chapter) under the Securities Act and Rule 12b—32 (§240.12b—32 of this chapter) under the Exchange Act regarding incorporation of exhibits by reference, the exhibits required in the exhibit table shall be filed as indicated, as part of the registration statement or report.”  Further, Item 601(a)(3) states: “This Item applies only to the forms specified in the exhibit table.  With regard to forms not listed in that table, reference shall be made to the appropriate form for the specific exhibit filing requirements applicable thereto.”  The exhibit table does not give any information for a Form 20-F.

Therefore, pursuant to Item 601(a)(3), reference must be made to the appropriate form for the specific exhibit filing requirements applicable to such form.  The instructions to Form 20-F set out the exact wording that is to be used and it uses “company” and not “registrant”.  Thus, we are of the view that the certification complies with the instructions.